October 30, 2006

<u>Via facsimile and U.S. mail</u>

Matthew L. Schissler, Chief Executive Officer
Cord Blood America, Inc.
9000 West Sunset Boulevard, Suite 400
West Hollywood CA 90069

**Re: Cord Blood America, Inc.
             Form SB-2, Amendment 2 filed September 20, 2006
             File No. 333-131819**

Dear Mr. Schissler:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. We have reviewed your response to comment number one of our letter dated September 1, 2006. However, we continue to believe that due to the nature and size of the transaction being registered, the offering is not appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C of the Securities Act. Please revise.

2. Please file Schedule I to Exhibit 10.47 to Form 8-K filed September 12, 2006 and dated September 9, 2006.

3. Please ensure that you revise the prospectus wherever applicable to show that, pursuant to the October 13, 2006 agreement with Cornell, the terms of the debentures have been revised such that the debentures can be converted at $0.101 per share rather than at the lesser of (i) a conversion price equal to $0.35 or 96% of the lowest daily volume weighted average price of the common stock during the 30 trading days immediately proceeding the conversion date. Show both the original and the revised conversion prices. Disclose the potential effect on the market for the registrant's stock.

Also, disclose the same information for the $5,000,000 of debentures convertible into the registrant's common stock that Cornell purchased from Cord Partners, Inc., the subsidiary of the registrant.

Finally, in light of such amendments to the terms of the debentures, as well as the previous amendments, we reissue comment number 2 from our comment letter dated September 1, 2006.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Susann Reilly at (202) 551-3236 if you have questions.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Clayton E. Parker, Esq.
      Christopher K. Davies, Esq.
      Ronald S. Haligman, Esq.
      Kirkpatrick & Lockhart Nicholson Graham LLP
      By FAX (305) 358-7095